UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Kezar Life Sciences, Inc.
(Name of Subject Company)

Kezar Life Sciences, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

49372L209
(CUSIP Number of Class of Securities)

Christopher Kirk, Ph.D.
Chief Executive Officer
Kezar Life Sciences, Inc.
4000 Shoreline Court, Suite 300
South San Francisco, California 94080
(650) 822-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Laura A. Berezin Jaime L. Chase Bill Roegge Rita Sobral Cooley LLP 1700 Seventh Avenue, Suite 1900 Seattle, Washington 98101-1355 (206) 452-8756

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Kezar Life Sciences, Inc., a Delaware corporation (the “Company” or “Kezar”), by Aurinia Pharma U.S., Inc., a Delaware corporation (“Parent” or “Aurinia”), and Aurinia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, the “Buyer Entities”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of March 30, 2026 (the “Merger Agreement”), by and among the Company, Parent, Merger Sub and, solely for purposes of Section 10.13, Aurinia Pharmaceuticals Inc., a company incorporated under the laws of the Province of Alberta (“Ultimate Parent”).
Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent will cause Merger Sub to commence a cash tender offer (the “Offer”) no later than ten (10) business days after the date of the Merger Agreement. The Offer will consist of an offer to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), for (i) $6.955 per Share, payable in cash, without interest (such amount, or any different amount per Share paid pursuant to the Offer, the “Cash Amount”), plus (ii) one contingent value right per Share (each, a “CVR”), which represents the right to receive certain payments in cash in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Ultimate Parent, the Buyer Entities, a representative, agent and attorney in fact of the CVR holders (the “Representative”) and a rights agent (the “Rights Agent”) (the Cash Amount plus one CVR, together, the “Offer Price”). If successful, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.
The information set forth under Items 1.02, 5.02 and 9.01 of the Current Report on Form 8-K filed by the Company on April 3, 2026 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.
Important Information about the Offer and Where to Find It
The Offer for the Shares of Kezar referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Offer materials that the Buyer Entities will file with the SEC upon the commencement of the Offer. The solicitation and offer to buy the Shares of Kezar will only be made pursuant to the Offer materials that Parent and Merger Sub will file with the SEC. At the time the Offer is commenced, the Buyer Entities will file a tender offer statement on Schedule TO, and, thereafter, Kezar will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer.
THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.
The Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all holders of Shares of Kezar at no expense to them at Kezar’s website at ir.kezarlifesciences.com, or Parent’s website at https://www.auriniapharma.com/investors and (once they become available) will be mailed to Kezar’s stockholders free of charge. The information contained in, or that can be accessed through, Kezar’s or Parent’s website is not a part of, or incorporated by reference in, this filing. The Offer materials and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available to the public for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, Kezar and Parent file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Kezar or Parent with the SEC for free on the SEC’s website at www.sec.gov or on Kezar’s website at ir.kezarlifesciences.com, or Parent’s website at https://www.auriniapharma.com/investors.
Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements related to the Buyer Entities and Kezar and the acquisition by the Buyer Entities of Kezar, including express or implied forward-looking statements about the future operations and performance of Kezar and Parent. These forward-looking statements are within the meaning of U.S. federal securities laws, including, without limitation, statements regarding the anticipated timing of and closing of the Merger, the proposed merger and related transactions contemplated by the Merger Agreement (collectively referred to as the “transactions”). The words “anticipate,” “approximately,” “look to,” “plan,” “expect,” “may,” “will,” “could” or “should,” the negative of these terms or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. The Buyer Entities and Kezar caution that a number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this communication, including, without limitation, the impact of actions of other parties with respect to the transactions; the possibility that competing offers will be made; uncertainty regarding how many of Kezar’s stockholders will tender their shares in the Offer; the effect of the announcement or pendency of the proposed transactions on Kezar’s trading price, business, operating results and relationships with collaborators, vendors, competitors and others; the outcome of any legal proceedings that have been or could be instituted against the Buyer Entities, Kezar or their respective directors; the risk that the transactions may not be completed in a timely manner, or at all, which may adversely affect Kezar’s or Parent’s respective businesses and the price of their respective common stock; the failure to satisfy all of the closing conditions of the transactions contemplated by the Merger Agreement; the occurrence of the events giving rise to payments under the CVR Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the transactions on Kezar’s and Parent’s respective businesses and operating results; risks that the transactions may disrupt Kezar’s or Parent’s respective current plans and business operations; risks related to the diverting of management’s attention from Kezar’s and Parent’s respective ongoing business operations; uncertainty as to the ultimate transaction costs; and general economic, market, political or regulatory conditions. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the parties’ public filings with the SEC, including those described from time to time under the caption “Risk Factors” and elsewhere in Kezar’s filings and reports with the SEC, including Kezar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, or in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by the Buyer Entities, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Kezar. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transactions and/or Kezar and the Buyer Entities’ ability to successfully complete the transactions and, with respect to any CVR payment amounts, the consideration ultimately paid to Kezar stockholders (including whether any payments will be payable at all). In addition, unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The Buyer Entities and Kezar caution investors not to place undue reliance on any forward-looking statements. Any forward-looking statements contained in this communication represent the views of the Buyer Entities and Kezar only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. The Buyer Entities and Kezar disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.
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